

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2023

John Smither
Interim Chief Financial Officer
Arcutis Biotherapeutics, Inc.
3027 Townsgate Road
Suite 300
Westlake Village , CA 91361

> **Re: Arcutis Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001- 39186**

Dear John Smither:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2022

Exhibits 31.1 and 31.2, page 109

1. We note that your certifications filed as Exhibits 31.1 and 31.2 with your annual report and subsequent interim reports do not include reference to internal control over financial reporting in the introductory language in paragraph 4. Please file an amendment to your annual report and subsequent interim reports that include updated Section 302 and 906 certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a). Refer to Compliance and Disclosure Interpretation 246.13 on Regulation S-K for further guidance.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636, or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences